Exhibit (a)(5)(J)

June 14, 2013

Telular Corporation and Avista Capital Partners Announce Entry into Memorandums of Understanding, Waiver of the Funding Condition and Extension of the Tender Offer

CHICAGO, IL, NEW YORK, NY—Telular Corporation (NASDAQ: WRLS) (“Telular”) and Avista Capital Partners today jointly announced that they have entered into Memorandums of Understanding outlining the terms of the parties’ agreement in principle to settle certain litigations pending before the Chancery Division of the Circuit Court of Cook County, Illinois in connection with the previously announced tender offer to acquire all of the outstanding shares of common stock of Telular for $12.61 per share, net to the seller in cash without interest and less any applicable withholding taxes thereon (the “Offer”).  The terms of the proposed settlement are subject to approval of the Illinois Circuit Court.  Telular and the other defendants entered into the Memorandums of Understanding solely to avoid the costs, risks and uncertainties inherent in litigation and the Memorandums of Understanding contain no admission of liability or wrongdoing.  Telular will file today with the SEC an amendment to its Solicitation/Recommendation Statement on Schedule 14D-9 that will set forth revised disclosures agreed to pursuant to the Memorandums of Understanding.

Avista Capital Partners today also announced that ACP Tower Holdings, LLC (“Parent”) and ACP Tower Merger Sub, Inc. (“Purchaser”) waived the Funding Condition to the Offer (as described in the Offer to Purchase) and that, in order to provide stockholders with time to review the revised disclosures agreed to pursuant to the Memorandums of Understanding, Purchaser has extended the expiration of the Offer until 10:00 a.m. (New York City time) on Monday, June 24, 2013, unless further extended or earlier terminated. The Offer was previously scheduled to expire at 12:00 midnight (New York City time) at the end of the day on Friday, June 14, 2013.  All other terms and conditions of the Offer remain unchanged, including, without limitation, the tender of at least two-thirds of the outstanding shares of common stock of Telular.

As previously disclosed, on June 12, 2013, the Federal Communications Commission (the “FCC”) released public notice of its grant of approval for the transfer of control to Parent of any authorization(s) issued by the FCC to Telular or its subsidiaries and early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 applicable to the Offer was granted effective as of May 17, 2013.  As a result, all regulatory conditions to the Offer have been satisfied.

Continental Stock Transfer & Trust Company, the depository for the Offer, has advised that, as of the close of business on Friday, June 14, 2013, approximately 10,252,389 shares of common stock of Telular (including 73,636 Shares subject to notices of guaranteed delivery) were validly tendered and not validly withdrawn from the Offer representing approximately 59% of the outstanding shares.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of April 29, 2013, among Telular, Purchaser and Parent. Purchaser and Parent are controlled by Avista Capital Partners.  The Board of Directors of Telular has unanimously approved the proposed acquisition by Avista Capital Partners and recommends that Telular stockholders tender their shares in the Offer.

Copies of the Offer to Purchase, Letter of Transmittal and other related material are available free of charge from Morrow & Co., LLC, the information agent for the tender offer, toll-free at (800) 607-0088 or (203) 658-9400.

About Telular Corporation

Telular Corporation (NASDAQ: WRLS) provides remote monitoring and asset tracking solutions for business and residential customers, enabling security systems and industrial applications to exchange actionable information wirelessly, typically through cellular and satellite technology. With over 25 years of experience in the wireless industry, Telular Corporation has developed solutions to deliver remote access for voice and data without significant network investment. Headquartered in Chicago, Telular Corporation has additional offices in Atlanta, Washington, D.C., and Miami. For more information, please visit www.telular.com.

About Avista Capital Partners

Avista Capital Partners is a leading private equity firm with over $5 billion under management and offices in New York, Houston and London. Founded in 2005, Avista’s strategy is to make controlling or influential minority investments in growth-oriented energy, healthcare, communications & media, industrials, and consumer businesses. Through its team of seasoned investment professionals and industry experts, Avista seeks to partner with exceptional management teams to invest in and add value to well-positioned businesses.

Additional Information About the Tender Offer

The tender offer described in this press release has commenced, but this press release and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Telular. Purchaser filed on May 10, 2013 a tender offer statement on Schedule TO with the SEC and Telular filed on May 10, 2013 a solicitation/recommendation on Schedule 14D-9 with respect to the tender offer. The offer to purchase shares of Telular common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement, as each may be amended from time to time, contain important information that should be read carefully by Telular’s stockholders before any decision is made with respect to the tender offer.  These materials were sent free of charge to all of Telular’s stockholders. The tender offer statement and the solicitation/recommendation statement (and all other documents filed with the SEC) re available at no charge on the SEC’s website: www.sec.gov.

TELULAR STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Investor Contact:

The Blueshirt Group

Brinlea Johnson or Allise Furlani

brinlea@blueshirtgroup.com or allise@blueshirtgroup.com

(212) 331-8424 or (212) 331-8433

Media Contact:

Pam Benke

Telular Corporation

pbenke@telular.com

(678) 909-4616

Media Contacts for Avista Capital Partners:

James David or Jeffrey Taufield

Kekst and Company

james-david@kekst.com or jeffrey-taufield@kekst.com

(212) 521-4800